Exhibit 99.1

IPA to Report Financial Results and Recent Business Highlights for Fourth Quarter and Full Fiscal Year 2022 on July 29, 2022

The Company to host an earnings conference call via webcast

VICTORIA, British Columbia--(BUSINESS WIRE)--July 26, 2022--IPA (IMMUNOPRECISE ANTIBODIES LTD.) (the “Company” or “IPA”) (NASDAQ: IPA) (TSXV: IPA), an advanced biotherapeutic research and technology company, today announced that it will host a conference call to discuss its financial results and recent business highlights for fourth quarter and full fiscal year 2022, on Friday, July 29, 2022, at 10:30 am Eastern Time. The financial results will be issued in a press release prior to the call.

ImmunoPrecise management will host the conference call followed by a pre-submitted question-and-answer period. Investors interested in submitting questions ahead of the call are encouraged to email the Company’s investor relations contact.

Conference Call:

Date: Friday, July 29, 2022
Time: 10:30 am Eastern time

Participant Info:

Conference ID: 9236374
Participant Toll-Free Dial-In Number: 1 (888) 550-5658
Participant Toll Dial-In Number: 1 (646) 960-0289

Attendee URL: https://events.q4inc.com/attendee/831812822

The conference call will be webcast live and available for replay via a link provided in the Events section of the company’s IR pages at https://www.immunoprecise.com/investors.

Please call the conference telephone number five minutes prior to the start time. An operator will register your name and organization.

Anyone listening to the call is encouraged to read the company's periodic reports on file with the Toronto Stock Exchange and Securities and Exchange Commission, including the discussion of risk factors and historical results of operations and financial condition in those reports.

ImmunoPrecise Antibodies Ltd.

ImmunoPrecise Antibodies Ltd. is a biotherapeutic, innovation-powered company that supports its business partners in their quest to discover and develop novel antibodies against a broad range of target classes and diseases. The Company offers a hybrid of services and programs with advanced platforms and technologies to optimize antibody discovery and development, against rare and/or challenging epitopes. For further information, visit www.immunoprecise.com.

Contacts

Investor contact: investors@immunoprecise.com